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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   -----------

                               (AMENDMENT NO. __)*


                              AVATAR HOLDINGS INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


         COMMON STOCK,                                     053494-10-0
   PAR VALUE $1.00 PER SHARE
------------------------------                    ------------------------------
(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)


                                  JULY 31, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[X]  RULE 13D-1(C)
[ ]  RULE 13D-1(D)
                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                     Page 1

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

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            053494-10-0                                     13G                                 Page 2
------------------------------------ --------------------------------------------            --------------------------------------
----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          THE ESTATE OF LEON LEVY


                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY):
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                   (A) [_]
                                                                                                                   (B) [_]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- -----------------------------------------------------------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               NEW YORK

------------------------------------ ------ ---------------------------------------------------------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                706,426 (includes 227,924 shares acquirable upon
              SHARES                                                          conversion of Notes owned by The Estate of Leon Levy)
                                     ------ ---------------------------------------------------------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:              0
             OWNED BY
                                     ------ ---------------------------------------------------------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:           706,426 (includes 227,924 shares acquirable upon
             REPORTING                                                        conversion of Notes owned by The Estate of Leon Levy)
                                     ------ ---------------------------------------------------------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:         0

----------------------------- -----------------------------------------------------------------------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                              706,426 (includes 227,924 shares acquirable upon
                                                                              conversion of Notes owned by The Estate of Leon Levy)
----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                      [  ]
----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                      7.9%

----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           OO
----------------------------- --------------------------------------------------- -------------------------------------------------



*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           (a) and (b) This Statement on Schedule 13G (the "Schedule 13G") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Avatar Holdings Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 201 Alhambra Circle, Coral Gables, Florida 33134.

ITEM 2.    NAME OF PERSON FILING

           (a) Name of Persons Filing:

           The Estate of Leon Levy (the "Reporting Person")

           (b) Address of Principal Business Office or, if None, Residence:

           280 Park Avenue
           21st Floor - West Building
           New York, NY 10021

           (c) Citizenship:

           New York

           (d) Title of Class of Securities:

           Common stock, par value $1.00 per share, of the Issuer

           (e) CUSIP Number:

           053494-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

           (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

           (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

           (h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.    OWNERSHIP

           (a) - (b) The Reporting Person beneficially owns 706,426 shares of Common Stock (composed of (i) 478,502 shares of Common Stock owned directly and
(ii) 227,924 shares of Common Stock acquirable upon conversion of $7,248,000 aggregate principal amount of the Issuer's 7% Convertible Subordinated Notes due 2005 owned by the Reporting Person), representing approximately 7.9% of the outstanding shares of Common Stock of the Issuer (assuming conversion of all Notes owned by the Reporting Person). The percentage ownership of the Reporting Person is based on 8,733,885 shares of Common Stock outstanding as of July 31, 2003, as reported by the Issuer in its press release issued on August 1, 2003.

           (c) The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this statement on Schedule 13G are incorporated herein by reference

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |_|.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           (a) Not applicable.

           (b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
















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
                                    SIGNATURE


           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: August 1, 2003

                                            THE ESTATE OF LEON LEVY

                                            By: /s/ Shelby White
                                                -------------------------------
                                                Name: Shelby White
                                                Title: Executrix


                                            By: /s/ Elizabeth Moynihan
                                                -------------------------------
                                                Name: Elizabeth Moynihan
                                                Title: Executrix



















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